UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Liberty Global plc
(Name of Issuer)
LiLAC Class A Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)
G5480U138
(CUSIP Number)
December 15, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5480U138
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Kora Management LP 46-4269389
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States

Number of Shares	(5) Sole Voting Power:	636,624*
Beneficially Owned	(6) Shared Voting Power:	0*
By Each Reporting	(7) Sole Dispositive Power:	636,624*
Person With	(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	636,624*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):	5.0%*
(12) Type of Reporting Person (See Instructions): IA

* Based on the information set forth in the Quarterly Report on Form 10-Q of Liberty Global plc (the “Company”) filed with the Securities and Exchange Commission on November 5, 2015, there were 12,630,532 shares of the Company’s LiLAC Global Class A Ordinary Shares, nominal value $0.01 (the “Class A Shares”), outstanding as of October 30, 2015. As of December 15, 2015, Kora Master Fund LP, a Cayman Islands exempted limited partnership (the “Fund”), held 636,624 Class A Shares. Kora Management LP, a Delaware limited partnership (“Kora”), is the investment manager of the Fund, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Nitin Saigal and Daniel Jacobs are the principals of Kora. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Kora is deemed to beneficially own 636,624 shares of Common Stock, or 5.0% of the Common Stock deemed issued and outstanding as of December 15, 2015.

Item 1(a). Name Of Issuer:
Liberty Global plc
Item 1(b). Address of Issuer’s Principal Executive Offices:
Griffin House, 161 Hammersmith Rd, London, United Kingdom W6 8BS
Item 2(a). Name of Person Filing:
Kora Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
55 Prospect Street, Suite 310 Brooklyn, New York 11201
Item 2(c). Citizenship:
Delaware, United States
Item 2(d). Title of Class of Securities:
LiLAC Class A Ordinary Shares, nominal value $0.01 per share
Item 2(e). CUSIP No.:
G5480U138
Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	636,624*
(b) Percent of Class:	5.0%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	636,624*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	636,624*
(iv) Shared power to dispose or to direct the disposition of:	0*

__________________

* Based on the information set forth in the Quarterly Report on Form 10-Q of Liberty Global plc (the “Company”) filed with the Securities and Exchange Commission on November 5, 2015, there were 12,630,532 shares of the Company’s LiLAC Global Class A Ordinary Shares, nominal value $0.01 (the “Class A Shares”), outstanding as of October 30, 2015. As of December 15, 2015, Kora Master Fund LP, a Cayman Islands exempted limited partnership (the “Fund”), held 636,624 Class A Shares. Kora Management LP, a Delaware limited partnership (“Kora”), is the investment manager of the Fund, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Nitin Saigal and Daniel Jacobs are the principals of Kora. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Kora is deemed to beneficially own 636,624 shares of Common Stock, or 5.0% of the Common Stock deemed issued and outstanding as of December 15, 2015.

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

KORA MANAGEMENT LP By: Kora LLC, its general partner

By:	/s/ Nitin Saigal
Name: Nitin Saigal
Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).